UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934.

For the Fiscal Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to .

1-8931
Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

REQUIRED INFORMATION

(As required by Item 1)

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

*  Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan (“the Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego
June 28, 2007

Report of Independent Registered Certified Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2005.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

Orlando, Florida
June 13, 2006

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value:
Guaranteed interest fund	$6,085,310	$5,661,326
Registered investment companies	51,699,693	41,365,461
Common collective trust	2,326,184	1,771,517
Pooled separate account	1,787,306	1,333,075
Cubic Corporation common stock	895,143	1,073,595
Participants loans	1,467,349	1,501,005
Other	571	455
Total investments	64,261,556	52,706,434

Receivables:
Employer’s contribution	101,988	115,956
Participants’ contribution	213,445	250,234
Total receivables	315,433	366,190
Total assets	64,576,989	53,072,624

Liabilities:
Excess contributions payable	689	29,852
Total liabilities	689	29,852

Net assets available for benefits reflecting all investments at fair value	64,576,300	53,042,772

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	81,862	3,862
Net assets available for benefits	$64,658,162	$53,046,634

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Interest and dividends	$813,973
Interest on guranteed interest funds	203,992
Net appreciation in fair value of investments	4,465,474
Total investment income	5,483,439

Contributions:
Participants’	6,965,801
Employer’s	2,953,778
Participants’ rollovers from other qualified plans	182,171
Total contributions	10,101,750
Total additions	15,585,189

Deductions from net assets attributed to:
Benefits paid to participants	3,959,984
Administrative expenses	13,677
Total deductions	3,973,661
Net increase	11,611,528

Net assets available for benefits:
Beginning of year	53,046,634
End of year	$64,658,162

See the accompanying notes to financial statement.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006

(1)                     Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering all eligible full and part-time non-union employees of Cubic Applications, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2005, full-time, regular part-time and part-time on-call employees of the Company became eligible to participate in the Plan immediately upon date of hire if older than twenty-one or beginning on January 1, April 1, July 1, or October 1 immediately following attaining the age of twenty-one.  Employees classified as “temporary” full-time, part-time or on-call employees are eligible after completion of at least one year of service and may enter the Plan on the subsequent January 1, April 1, July 1, or October 1.  As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute to the Plan up to 30% of pre-tax annual compensation, as defined by the Plan (up to the IRS maximum allowable amount).  Participants may also rollover amounts representing distributions from other eligible retirement plans.  All contributions are held in trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed).  Participants may elect to invest their contributions and the Company’s discretionary contributions in 1% increments in the guaranteed interest fund, registered investment companies, common collective trust, pooled separate accounts, and the Company’s common stock.  The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $15,000 for 2006 and $14,000 for 2005.

The matching employer contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan.  Additional amounts may be contributed at the option of the Company’s Board of Directors.  In addition, the Plan provides for a Company discretionary contribution at the sole discretion of its Board of Directors in an amount to be determined annually by the Company.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for the discretionary contributions.  During 2006 and 2005, the Company did not make any discretionary contributions to the Plan.

(c)                      Participants Accounts

Each participant’s account is credited with the participant’s contribution, their pro rata share of the Company’s matching contribution and discretionary contributions (if any), and an allocation of Plan earnings or losses including market value adjustments on Plan investments.  Allocations of earnings and losses are based on the proportion of the participant’s account balance to the total account balances of all participants, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  In addition, each participant account is charged with an allocation of administrative expenses.

(d)                     Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Effective January 1, 2001, the employer matching and discretionary contributions are immediately 100% vested.  Prior to January 1, 2001, the employer matching and discretionary contributions (and earnings and losses thereon) vested according to the following schedule:

Years of service	Vesting percentage

Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

(e)       Distribution of Participant Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination of service from the Company, death, or permanent and total disability.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 and reached 5-years of service.  If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Forfeiture Provisions

For participants receiving distributions upon termination, who were terminated prior to January 1, 2001, the non-vested portion of the employer contributions will be held in a separate account until the earlier of a distribution or a five-year break in service has occurred.  If the participant chooses not to receive a distribution, the non-vested portion of the employer contributions will be held until five consecutive one-year breaks in service have occurred.  At the end of these respective time periods, if the participant has not returned to employment at the Company, the non-vested benefits will be forfeited and allocated according to the Plan document.  Employer contributions for participants terminated after January 1, 2001 are fully vested upon termination.  Unallocated forfeitures totaled $990,654 and $954,447 at December 31, 2006 and 2005, respectively and were held in the Guaranteed Interest Fund.

(g)                     Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time.  The loans, which are collateralized by the balance in the participant’s account, bear a reasonable fixed rate of interest comparable to the fixed interest rates charged by commercial lenders, which ranged from 5% to 10.5% at December 31, 2006.  Principal and interest are subject to a payment schedule through payroll deductions.  Each loan is documented in the form of a promissory note signed by the participant and collateralized by this pledge on the participant’s account balance.  All loans are scheduled to be repaid within a period not to exceed 5 years.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s registered investment companies, common collective trust, and pooled separate accounts are stated at fair value as determined by The Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at the respective year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.  Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Investment contracts held in the Guaranteed Interest Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts was 3.52% and 3.5% for 2006 and 2005, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 4.05% and 3.5% at December 31, 2006 and 2005, respectively.  The contract value of the Guaranteed Interest Fund at December 31, 2006 and 2005 was $6,167,172 and $5,665,188, respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Fund, the Money Market Assets Fund and the Stable Value Fund.

As described in Financial Accounting Standards Board Staff Position (FASB), FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value.

The Plan adopted FSP AAG INV-1 in 2006 for the Guaranteed Interest Fund.  FSP AAG INV-1 was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.  The Stable Value Fund has been consistently recorded at fair value and the FSP has not been adopted for this fund as management believes it would not have a material effect.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)                      Risk and Uncertainties

The Plan provides for various investment options in registered investment companies, a common collective trust, a Guaranteed Interest Fund, a pooled separate account, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)                        Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(g)                     Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid.  Under the rules for preparation of the Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any.  There were no unpaid distributions at December 31, 2006 or 2005.

(h)                     Administrative Expenses

Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees.  Loan fees are charged directly to the participants’ accounts. Investment management services fees may be paid using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns. Fees paid to the Custodian by the Plan for investment management services amounted to approximately $11,800 during the year ended December 31, 2006.

 (3)                  Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2006	2005
Prudential Jennison Growth Fund	$7,482,293	$7,847,777
Janus Worldwide Fund	$6,936,980	$5,683,454
Janus Growth & Income Fund	$6,664,350	$4,922,219
Prudential Dryden Stock Index Fund	$6,458,682	$5,880,577
Prudential Guaranteed Interest Account	$6,167,172	$5,665,188
Davis New York Venture Fund	$5,918,454	$3,995,372
Prudential Dryden Active Allocation Fund	$4,879,762	$4,048,765
American Century Int’l Growth Fund	$4,292,724	*

*Investment balance is less than 5% of the Plan’s net assets available for benefits

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value by $4,465,474 during the year ended December 31, 2006 as follows:

Registered investment companies	$4,272,103
Common collective trust	89,936
Company stock	103,435
$4,465,474

(4)                     Excess Contributions Payable

During the years ended December 31, 2006 and 2005, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $700 and $29,900 for the year ended December 31, 2006 and 2005, respectively.  Refunds are to be paid in the year subsequent to the year in which these excess contributions occurred.

(5)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated October 17, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)                     Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of a Guaranteed Interest Fund, registered investment companies, a common collective trust and a pooled separate account managed by Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  An employee of the Company’s parent, Cubic Corporation, serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

(8)                     Form 5500

There were no differences between the accompanying financial statements as of December 31, 2006 and 2005 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

EIN # 95-1678055

Plan # 005

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost **	value
*	The Prudential Insurance Company of America	Registered Investment Companies Prudential Jennison Growth Fund	$—	$7,482,292
	Janus Funds	Registered Investment Companies Janus Worldwide Fund	—	6,936,980
	Janus Funds	Registered Investment Companies Janus Growth & Income Fund	—	6,664,350
*	The Prudential Insurance Company of America	Registered Investment Companies Prudential Dryden Stock Index Fund	—	6,458,682
*	The Prudential Insurance Company of America	Guaranteed Interest Fund Prudential Guaranteed Interest Account	—	6,167,172
	Davis Funds	Registered Investment Companies Davis New York Venture Fund	—	5,918,454
*	The Prudential Insurance Company of America	Registered Investment Companies Prudential Dryden Active Allocation Fund	—	4,879,762
	American Century Investments	Registered Investment Companies American Century International Growth Fund	—	4,292,725
	Franklin-Templeton Funds	Registered Investment Companies Franklin Small-Mid Capital Growth Fund	—	2,939,126
	AIM Funds	Registered Investment Companies AIM Dynamics Fund	—	2,426,225
*	The Prudential Insurance Company of America	Common Collective Trust Prudential Stable Value Fund	—	2,326,184
*	The Prudential Insurance Company of America	Registered Investment Companies Prudential Dryden Government Income Fund	—	1,964,634
*	The Prudential Insurance Company of America	Pooled Separate Accounts Prudential Money Market Assets Fund	—	1,787,306
	PIMCO Funds	Registered Investment Companies PIMCO Total Return Fund	—	1,736,463
*	Cubic Corporation	Equity Securities Cubic Corporation Common Stock	—	895,143
*	The Prudential Insurance Company of America	Other Prudential AP Fund	—	571
*	Participant Loans	Various maturities (Interest rates from 5.0% - 10.5%)	—	1,467,349
			$—	$64,343,418

*     Parties-in-interest

**  Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1	Consent of Mayer Hoffman McCann P.C.
Exhibit 23.2	Consent of Tedder, James, Worden & Associates, P. A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 28, 2007	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance
and Plan Administrative Committee Member